

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2010

Mr. Daniel P. Hansen
President and Chief Executive Officer
Summit Hotel Properties, Inc.
2701 South Minnesota Avenue, Suite 6
Sioux Falls, SD 57105

>   **Re: Summit Hotel OP, LP**
>   **Amendment No. 2 to the Registration Statement on Form S-4**
>   **Filed October 15, 2010**
>   **File No. 333-168685**

Dear Mr. Hansen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Distribution Policy, page 80

1.   We have reviewed your response to comment 5 in our letter dated October 14, 2010. Please revise your filing to disclose the continuity of the personnel that will be managing your hotel portfolio between the Summit Group and Interstate, as discussed in your response.

2.   We note you have included the required capital expenditure reserve contributions as your estimated cash flows used in investing activities, which is less than your historical capital expenditures in each of the last three years. Please revise your calculation of cash available for distribution to include estimated capital expenditures consistent with your historical experience, plus any anticipated expenditures in the coming year in excess of historical levels.

3.   Please disclose the estimated portion of the initial distribution that will constitute a return of capital.

4.   We note that your estimated principal payments for the 12 months ended June 30, 2011 are approximately $6.1 million, a $3.1 million decrease from your pro forma debt obligations for the 12 months ended December 31, 2010 as disclosed in the table at the bottom of page 162. Please tell us the reason for the substantial decline in estimated debt obligations.

5.   We refer to the disclosure in the last paragraph on page 80 that notes your annual distribution amount is based on the assumed mid-point of an anticipated IPO price. Please clarify that the IPO price range is only an estimate and that your distribution rate may be lower if the actual IPO price falls below the current estimated range.

Historical Distributions, page 83

6.   We note that you may pay accrued and unpaid priority returns on Class A and Class A-1 membership interests for the period from September 1, 2010 through the business day immediately prior to the closing of the merger with available cash flow, subject to certain limitations. Please provide additional disclosure as to under what circumstances the priority returns will or will not be paid and how this may impact the cash available for distributions to your OP unitholders. For example, will priority returns be paid prior to cash distributions to OP unitholders? To the extent you are able to estimate accrued but unpaid priority returns, please include such disclosure on the magic page.

Material Federal Income Tax Considerations, page 110

7.   We note your disclosure on page 114 that the payment of the accrued and unpaid priority returns should not be treated as a disguised sale for federal income tax purposes and your related draft tax opinion of counsel that the payment of the accrued and unpaid priority returns should not be treated as a disguised sale. Please expand your disclosure to explain further why counsel cannot give a "will" opinion and describe the degree of the uncertainty. Revise your tax opinion accordingly.

Draft Legal Opinion

8.   We note your response to comment 12 in our letter dated October 14, 2010 and your revised disclosure that limited partners will not be required to make additional capital contributions. Please revise your draft legal opinion to address the assessability of the OP Units or opine that the Units are non-assessable. Please provide us a copy of your revised opinion for review as soon as possible.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: David C. Wright, Esq.
        Edward W. Elmore, Esq.
        Hunton & Williams LLP